Exhibit 21

SUBSIDIARIES OF REGISTRANT

Document Security Systems, Inc. acknowledges that the following corporations are subsidiaries of the Registrant:

Document Security Consultants, Inc. (New York) (100%)
Thomas M. Wicker Enterprises, Inc. (New York) (100%)
Lester Levin, Inc. (New York) (100%)
Secured Document Systems, Inc. (New York) (100%)
Plastic Printing Professionals, Inc. (New York) (100%)